UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                _______________

                                    FORM 11-K
                                _______________


               [X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                   For the Fiscal Year Ended December 31, 1996

                                       OR

             [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
                SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

              For the Transition Period From _________ to _________

                         Commission File Number 1-04785
                          ___________________________

                  DEL WEBB CORPORATION RETIREMENT SAVINGS PLAN

                            (Full title of the plan)
                          ___________________________

                              DEL WEBB CORPORATION
                 (Exact name of Issuer as specified in charter)

                    6001 North 24th Street, Phoenix, AZ 85016
                                 (602) 808-8000
             (Address, including zip code, and telephone number and
               area code, of Issuer's principal executive offices)


                              Dated: June 27, 1997

REQUIRED INFORMATION

      A.      Financial Statements
              --------------------

              1. Audited statements of net assets available for plan benefits as of December 31, 1996 and 1995.

              2. Audited statements of changes in net assets available for plan benefits for each of the years in the two-year period ended December 31, 1996.

      B.      Exhibit
              -------

              23.      Consent of KPMG Peat Marwick LLP.

                             DEL WEBB CORPORATION
                             RETIREMENT SAVINGS PLAN

                             Financial Statements and Schedules

                             December 31, 1996 and 1995

                             (With Independent Auditors' Report Thereon)

                          Independent Auditors' Report


Benefits Advisory Committee
Del Webb Corporation
Retirement Savings Plan:


We have audited the accompanying statements of net assets available for plan benefits of the Del Webb Corporation Retirement Savings Plan as of December 31, 1996 and 1995, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Del Webb Corporation Retirement Savings Plan as of December 31, 1996 and 1995, and the changes in net assets available for plan benefits for the years then ended in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary schedules of assets held for investment purposes and reportable transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.






KPMG PEAT MARWICK LLP

Phoenix, Arizona
May 16, 1997

                              DEL WEBB CORPORATION
                             RETIREMENT SAVINGS PLAN
              Statements of Net Assets Available for Plan Benefits

                           December 31, 1996 and 1995

                                                         1996          1995
                                                     -----------   -----------

Assets:
  Investments, at fair value (note 4):
    Del Webb Stock Fund                              $ 1,663,640     1,835,793
    Mutual funds                                      24,517,899    18,240,143
    Money market funds                                 6,973,795     6,187,609
    Participant loans                                    867,995       601,900
                                                     -----------   -----------
            Total investments                         34,023,329    26,865,445
                                                     -----------   -----------

Receivables:
  Participants' contributions                            110,104        65,777
  Employer's contributions                                42,520        26,290
                                                     -----------   -----------
            Total assets                              34,175,953    26,957,512
                                                     -----------   -----------

            Net assets available for plan benefits   $34,175,953    26,957,512
                                                     ===========   ===========


See accompanying notes to financial statements.

                              DEL WEBB CORPORATION
                             RETIREMENT SAVINGS PLAN

                       Statements of Changes in Net Assets
                           Available for Plan Benefits

                     Years ended December 31, 1996 and 1995

                                                                  1996          1995
                                                             -----------   -----------
Additions to net assets attributed to:
  Investment income:
    Net appreciation in fair value of investments (note 3)   $   312,527     3,302,704
    Interest and dividends                                     2,730,276     1,331,282
                                                             -----------   -----------
                                                               3,042,803     4,633,986
                                                             -----------   -----------

  Contributions:
    Participants                                               4,049,521     3,175,665
    Employer:
      Matching                                                 1,464,059     1,125,357
      Discretionary                                              999,326       743,904
                                                             -----------   -----------
            Total additions                                    9,555,709     9,678,912
                                                             -----------   -----------

Deductions from net assets attributed to:
  Distributions to and withdrawals by participants             2,279,560     1,959,289
  Administrative and other expenses                               57,708        37,732
                                                             -----------   -----------
            Total deductions                                   2,337,268     1,997,021
                                                             -----------   -----------

            Net increase                                       7,218,441     7,681,891

Net assets available for plan benefits:
  Beginning of year                                           26,957,512    19,275,621
                                                             -----------   -----------

  End of year                                                $34,175,953    26,957,512
                                                             ===========   ===========

See accompanying notes to financial statements.

                              DEL WEBB CORPORATION
                            RETIREMENT SAVINGS PLAN

                          Notes to Financial Statements

                           December 31, 1996 and 1995





   (1) Description of Plan

       The following description of the Del Webb Corporation (Company and Sponsor) Retirement Savings Plan (Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

       General

       The Plan is a defined contribution plan and covers all eligible employees of the Company and participating affiliates who are 21 years of age or older, other than those covered by a collective bargaining agreement negotiated in good faith with the Company. Terms of the agreement provide for covered employees to become participants generally after completion of six months of service.

       Contributions

       Participants may contribute from 2% to 6% of their salary (not to exceed the limits set forth by the Internal Revenue Code, $9,500 and $9,240 in 1996 and 1995, respectively) as required deposits on which the Company will provide a matching contribution ("matching contributions"), which is determined by the Corporation's Board of Directors. During the two years ended December 31, 1996, the matching contribution has been 50%. Participants may also deposit up to 9% of their salaries above their required deposits as a voluntary deposit ("voluntary deposits") for which the Company provides no matching contribution. The Plan also allows the Company to make a "discretionary" contribution to the Del Webb Stock Fund. The allocation of the discretionary contribution excludes any participant eligible for the Company's Deferred Compensation Plan.

       The Plan is subject to the regulations established by the Employee Retirement Income Security Act of 1974 (ERISA). As of December 31, 1996, the Plan had met the minimum funding requirements established by ERISA.

       Participant Accounts

       The Plan allows for each participant to control the allocation of their assets between the various investment funds and make changes to this allocation at any time. Consequently, each participant's account reflects earnings or losses resulting from their investment decisions.

       Vesting

       Participants become 100% vested in their contributions as well as employer contributions made on their behalf on the date of contribution.

                              DEL WEBB CORPORATION
                             RETIREMENT SAVINGS PLAN

                    Notes to Financial Statements, Continued


       Benefits

       Benefits are payable upon termination of employment, retirement, death, election at age 59-1/2 or termination of the Plan. Participants can receive a lump sum distribution or installment payments for up to a ten-year period.

       Participant Loans

       Generally, participants may borrow up to 50% of their account balance subject to a minimum of $1,000 and a maximum of $50,000. Minimum monthly repayments of $50 are required. Each loan shall bear an interest rate equal to the average rate on certificates of deposit with maturities equivalent to the length of the loan at the beginning of the month the loan is made. The duration of the loans are subject to a minimum term of twelve months and a maximum term of 54 months. Participant loans are stated at the principal balance of the loans outstanding.

       Investment Funds

       The following is a description of each investment fund as of December 31, 1996:

       o Del Webb Stock Fund - 98% investment in common stock of the Company and 2% cash.

       o Fidelity Puritan Fund - investment in a broadly diversified portfolio of high-yielding securities.

       o Fidelity Magellan Fund - investment in stocks of companies with above-average growth potential.

       o Fidelity Contra Fund - investment in stocks of companies with potential for capital growth.

       o Fidelity Growth & Income Fund - investment in a broadly diversified portfolio of high-yielding securities.

       o Fidelity Intermediate Bond Fund - investment in various types of bonds that offer a return in excess of money market rates.

       o Fidelity Stock Selector Fund - investments in stocks of companies which are deemed by the Fund manager to be undervalued in relation to other companies in the same industry.

       o Fidelity FID Global Balanced Fund - investments in stocks, bonds and money market instruments issued anywhere in the world.

       o Fidelity U.S. Equity Index Fund - investments in stocks of companies that primarily comprise the S&P 500.

       o Fidelity Retirement Money Market Fund - investment in high-quality short-term money market instruments.

       o Marshall & Isley Money Market Fund - investment in high quality short-term money market instruments used to accumulate contributions temporarily, which are then transferred to participant specified investments on a monthly basis.

                              DEL WEBB CORPORATION
                             RETIREMENT SAVINGS PLAN

                    Notes to Financial Statements, Continued


       Plan Termination

       Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of the Employer Retirement Income Security Act of 1974 (ERISA). In the event of Plan termination, participants will be entitled to 100 percent of their account balances.


   (2) Summary of Significant Accounting Policies

       Basis of Presentation

       The accompanying financial statements have been prepared on the accrual basis and present the net assets available for plan benefits and changes in those net assets.

       Investment Valuation

       Investments in mutual funds are stated at the Plan's proportionate interest in the net assets of the funds, which are valued at market. Investments in money market funds are stated at the reinvested share values which represent market. Investments in common stock of the Corporation are valued at the quoted market price. The market valuations are determined by the trustee for the Plan.

       Administrative and Other Expenses

       Other than trustee fees, administrative expenses of the Plan are paid directly by the Company, accordingly, such expenses are not reflected in the accompanying financial statements.

       Securities Transactions

       Purchases and sales of securities are recorded on a trade-date basis.


   (3) Changes in Fair Market Value of Investments

       Net appreciation (depreciation) in fair market value of investments (including investments bought, sold and held) during the years ended December 31, 1996 and 1995 follows:

                                                          1996                       1995
                                                -------------------------  -------------------------
                                                  Realized    Unrealized      Realized    Unrealized
                                                Gain (Loss)   Gain (Loss)   Gain (Loss)      Gain
                                                ----------    ----------    ----------    ----------
      Del Webb Stock Fund                       $   63,819      (393,476)      186,100        86,565
                                                ----------    ----------    ----------    ----------


      Mutual funds:
        Fidelity Puritan Fund                       77,313        20,077        55,553       487,176
        Fidelity Magellan Fund                     102,206      (497,539)      429,899     1,019,645
        Fidelity Contra Fund                        20,399       105,483        10,533        12,106
        Fidelity Growth & Income Fund              152,560       481,060        66,092       698,619
        Fidelity Intermediate Bond Fund             (2,109)      (24,106)       (1,817)       38,500
        Fidelity Stock Selector Fund                40,131        42,495        13,251       105,773
        Fidelity FID Global Balanced Fund            1,375        10,358         2,430         4,093
        Fidelity U.S. Equity Index Fund            112,066           415         5,035        83,151
                                                ----------    ----------    ----------    ----------
                                                   503,941       138,243       580,976     2,449,063
                                                ----------    ----------    ----------    ----------

                Totals                          $  567,760      (255,233)      767,076     2,535,628
                                                ==========    ==========    ==========    ==========
      Net appreciation in fair value of
      investments                                      $  312,527                   3,302,704
                                                       ==========                   =========

                              DEL WEBB CORPORATION
                             RETIREMENT SAVINGS PLAN

                    Notes to Financial Statements, Continued


   (4)   Investments

         The following represents changes in the investments of the plan during 1996 and 1995:

         Year ended December 31, 1996:

                                                                                                     Fidelity          Fidelity
                                  Del Webb          Fidelity        Fidelity         Fidelity        Growth &        Intermediate
                                   Stock            Puritan         Magellan          Contra          Income             Bond
                                    Fund              Fund            Fund             Fund            Fund              Fund
                               ---------------    -------------   -------------    -------------   --------------   ---------------
Additions to net assets
   attributed to:
    Investment income:
      Net appreciation
        (depreciation) in
        fair value of
        investments          $     (329,657)          97,391        (395,334)         125,881          633,621            (26,216)
    Interest and dividends               --          583,938       1,184,571           96,741          275,187             66,899
                               ---------------    -------------   -------------    -------------   --------------   ---------------
                                   (329,657)         681,329         789,237          222,622          908,808             40,683
                               ---------------    -------------   -------------    -------------   --------------   ---------------

Contributions:
    Participants                    280,160          439,435         978,901          355,613          709,435            220,538
    Employer:
      Matching                      107,826          172,190         365,236          102,155          254,769             82,123
      Discretionary                  67,627           89,285         189,085           60,101          139,706             44,385
                               ---------------    -------------   -------------    -------------   --------------   ---------------

           Total additions          125,956        1,382,239       2,322,459          740,491        2,012,718            387,729

Deductions from net assets
  attributed to:
    Distributions to and
      withdrawals by
      participants                 (100,019)        (264,394)       (773,465)         (21,204)        (289,601)           (38,172)
    Administrative and other
      expenses                       (1,292)          (9,322)         (5,440)            (822)          (6,293)            (4,478)

                               ---------------    -------------   -------------    -------------   --------------   ---------------
           Total deductions        (101,311)        (273,716)       (778,905)         (22,026)        (295,894)           (42,650)
                               ---------------    -------------   -------------    -------------   --------------   ---------------

Interfund transfers,
   including loan issuances
   and repayments                  (196,798)        (138,926)     (1,078,290)         664,428          378,310           (130,570)
                               ---------------    -------------   -------------    -------------   --------------   ---------------

           Net increase
              (decrease)           (172,153)         969,597         465,264        1,382,893        2,095,134            214,509

Net assets available for
 plan benefits:
    Beginning of year             1,835,793        4,307,340       6,907,431          421,155        4,061,320            922,522
                               ---------------    -------------   -------------    -------------   --------------   ---------------

    End of year              $    1,663,640        5,276,937       7,372,695        1,804,048        6,156,454          1,137,031
                               ===============    =============   =============    =============   ==============   ===============

                                               Fidelity                   Fidelity       Marshall
                                Fidelity         FID        Fidelity     Retirement      & Isley
                                  Stock        Global     U.S. Equity       Money         Money
                                Selector      Balanced       Index         Market         Market     Participant
                                  Fund          Fund          Fund          Fund           Fund         Loans            Totals
                              ------------  ------------ ------------- -------------- ------------- -------------    -------------
Additions to net assets
   attributed to:
    Investment income:
      Net appreciation
        (depreciation ) in
        fair value of
        investments               82,626       11,733       112,482            --             --            --           312,527
    Interest and dividends       120,918       11,466        19,463       311,299         25,455        34,339         2,730,276
                              ------------  ------------ ------------- -------------- ------------- -------------    -------------
                                 203,544       23,199       131,945       311,299         25,455        34,339         3,042,803
                              ------------  ------------ ------------- -------------- ------------- -------------    -------------

Contributions:
    Participants                 325,121       75,697       162,794       481,312        (24,125)           --         4,004,881
    Employer:
      Matching                    96,979       27,324        42,938       205,204         (8,602)           --         1,448,142
      Discretionary               53,797       15,563        19,588       320,189             --            --           999,326
                              ------------  ------------ ------------- -------------- ------------- -------------    -------------

           Total additions       679,441      141,783       357,265     1,318,004         (7,272)       34,339         9,495,152

Deductions from net assets
  attributed to:
    Distributions to and
      withdrawals by
      participants               (50,865)      (4,770)      (10,346)     (678,141)            --       (48,583)       (2,279,560)
    Administrative and other
      expenses                    (1,223)        (110)         (803)      (26,493)        (1,432)           --           (57,708)
                                                                                                                     -------------
                              ------------  ------------ ------------- -------------- ------------- -------------
           Total deductions      (52,088)      (4,880)      (11,149)     (704,634)        (1,432)      (48,583)       (2,337,268)
                              ------------  ------------ ------------- -------------- ------------- -------------    -------------

Interfund transfers,
   including loan issuances
   and repayments               (128,790)     165,723         3,054       181,520             --       280,339                --
                              ------------  ------------ ------------- -------------- ------------- -------------    -------------

           Net increase
              (decrease)         498,563      302,626       349,170       794,890         (8,704)      266,095         7,157,884

Net assets available for
 plan benefits:
    Beginning of year            986,435       72,853       561,087     5,673,674        513,935       601,900        26,865,445
                              ------------  ------------ ------------- -------------- ------------- -------------    -------------

    End of year                1,484,998      375,479       910,257     6,468,564        505,231       867,995        34,023,329
                              ============  ============ ============= ============== ============= =============    =============

                              DEL WEBB CORPORATION
                             RETIREMENT SAVINGS PLAN

                    Notes to Financial Statements, Continued

         Year ended December 31, 1995:

                                                                                                      Fidelity        Fidelity
                                   Del Webb          Fidelity        Fidelity         Fidelity        Growth &      Intermediate
                                    Stock            Puritan         Magellan          Contra          Income           Bond
                                     Fund              Fund            Fund             Fund            Fund            Fund
                                ---------------    -------------   -------------    -------------   -------------  ---------------
Additions to net assets
   attributed to:
    Investment income:
      Net appreciation in
        fair value of
        investments          $       272,665          542,729       1,449,544           22,639          764,711           36,683
    Interest and dividends            15,919          231,793         402,174           30,508          182,828           41,737
                                ---------------    -------------   -------------    -------------   -------------  ---------------
                                     288,584          774,522       1,851,718           53,147          947,539           78,420
                                ---------------    -------------   -------------    -------------   -------------  ---------------

Contributions:
    Participants                     217,076          463,023         814,018           93,483          547,675          199,310
    Employer:
      Matching                        82,519          155,680         298,858           28,284          188,570           68,050
      Discretionary                   53,891           84,947         159,031           12,022          107,260           38,069
                                ---------------    -------------   -------------    -------------   -------------  ---------------

           Total additions           642,070        1,478,172       3,123,625          186,936        1,791,044          383,849

Deductions from net assets
  attributed to:
    Distributions to and
      withdrawals by
      participants                  (214,291)        (205,805)       (875,051)         (26,541)        (179,686)         (44,182)
    Administrative and other
      expenses                            --           (6,398)         (4,068)            (236)          (3,195)          (2,572)

                                ---------------    -------------   -------------    -------------   -------------  ---------------
           Total deductions         (214,291)        (212,203)       (879,119)         (26,777)        (182,881)         (46,754)
                                ---------------    -------------   -------------    -------------   -------------  ---------------

Interfund transfers,
   including loan issuances
   and repayments                   (437,213)        (536,711)       (435,939)         260,996           17,060          104,194
                                ---------------    -------------   -------------    -------------   -------------  ---------------

           Net increase
              (decrease)              (9,434)         729,258       1,808,567          421,155        1,625,223          441,289

Net assets available for
  plan benefits:
    Beginning of year              1,845,227        3,578,082       5,098,865               --        2,436,096          481,233
                                ---------------    -------------   -------------    -------------   -------------  ---------------

    End of year              $     1,835,793        4,307,340       6,907,432          421,155        4,061,319          922,522
                                ===============    =============   =============    =============   =============  ===============

                                          Fidelity                      Fidelity       Bank of
                             Fidelity        FID        Fidelity       Retirement      America
                               Stock       Global     U.S. Equity         Money         Money
                             Selector     Balanced       Index           Market         Market      Participant
                               Fund         Fund          Fund            Fund           Fund          Loans             Totals
                            ------------ ------------ -------------   -------------- ------------- --------------    -------------
Additions to net assets
   attributed to:
    Investment income:
      Net appreciation in
        fair value of
        investments            119,024       6,523        88,186              --             --             --         3,302,704
    Interest and dividends      93,888         244        10,660         276,632         22,547         22,352         1,331,282
                            ------------ ------------ -------------   -------------- ------------- --------------    -------------
                               212,912       6,767        98,846         276,632         22,547         22,352         4,633,986
                            ------------ ------------ -------------   -------------- ------------- --------------    -------------

Contributions:
    Participants               202,532      38,524        27,346         450,516        136,343             --         3,189,846
    Employer:
      Matching                  68,323       9,680        11,379         171,152         47,904             --         1,130,399
      Discretionary             42,559       3,827         4,269         238,029             --             --           743,904
                            ------------ ------------ -------------   -------------- ------------- --------------    -------------

           Total additions     526,326      58,798       141,840       1,136,329        206,794         22,352         9,698,135

Deductions from net assets
  attributed to:
    Distributions to and
      withdrawals by
      participants             (36,043)     (1,054)         (409)       (376,227)            --             --        (1,959,289)
    Administrative and other
      expenses                    (595)         (1)         (141)        (18,254)        (1,250)        (1,022)          (37,732)
                                                                                                                     -------------
                            ------------ ------------ -------------   -------------- ------------- --------------
           Total deductions    (36,638)     (1,055)         (550)       (394,481)        (1,250)        (1,022)       (1,997,021)
                            ------------ ------------ -------------   -------------- ------------- --------------    -------------

Interfund transfers,
   including loan issuances
   and repayments               12,561      15,110       419,797         594,535             --        (14,390)               --
                            ------------ ------------ -------------   -------------- ------------- --------------    -------------

           Net increase
              (decrease)       502,249      72,853       561,087       1,336,383        205,544          6,940         7,701,114

Net assets available for
  plan benefits:
    Beginning of year          484,186          --            --       4,337,291        308,391        594,960        19,164,331
                            ------------ ------------ -------------   -------------- ------------- --------------    -------------

    End of year                986,435      72,853       561,087       5,673,674        513,935        601,900        26,865,445
                            ============ ============ =============   ============== ============= ==============    =============

                              DEL WEBB CORPORATION
                             RETIREMENT SAVINGS PLAN

                    Notes to Financial Statements, Continued


   (5) Participant Data

       The number of participants in each investment fund at December 31, 1996 and 1995 was as follows:


                                                        1996          1995
                                                       -----         -----

       Del Webb Stock Fund                             1,026           990
       Fidelity Puritan Fund                             624           502
       Fidelity Magellan Fund                            923           755
       Fidelity Contra Fund                              387           138
       Fidelity Growth & Income Fund                     748           513
       Fidelity Intermediate Bond Fund                   357           248
       Fidelity Stock Selector Fund                      362           241
       Fidelity FID Global Balanced Fund                 171            64
       Fidelity U.S. Equity Index Fund                   218            70



   (6) Federal Income Taxes

       The Plan has received a determination letter from the Internal Revenue Service which stated that the Plan and its underlying trust qualify under the applicable provisions of the Internal Revenue Code and, therefore, are exempt from federal income taxes. There have been no amendments to the Plan subsequent to the determination letter that would effect the Plan's tax exempt status, and in the opinion of the Plan administrator, the Plan and its underlying trust have operated within the terms of the Plan and remain qualified under the applicable provisions of the Internal Revenue Code.

                                   SCHEDULE 1

                              DEL WEBB CORPORATION
                            RETIREMENT SAVINGS PLAN

           Item 27a - Schedule of Assets Held for Investment Purposes

                                December 31, 1996

Investments

A comparison of the cost and fair values of investments at December 31, 1996 follows:

    Identity                        Description of                                                     Current
    of Issuer                        Investments                                      Cost              Value
-------------------   ------------------------------------------------          ----------------   ---------------
    Del Webb
    Corporation           Del Webb Stock Fund, 99,182 shares                    $  1,533,305          1,663,640

    Fidelity
    Investments           Fidelity Puritan Fund, 306,087 units                     4,726,672          5,276,937

    Fidelity
    Investments           Fidelity Magellan Fund, 91,416 units                     6,495,911          7,372,695

    Fidelity
    Investments           Fidelity Contra Fund, 42,801 units                       1,686,461          1,804,049

    Fidelity
    Investments           Fidelity Growth & Income Fund, 200,340 units             4,975,037          6,156,454

    Fidelity
    Investments           Fidelity Intermediate Bond Fund, 112,801 units           1,149,979          1,137,031

    Fidelity
    Investments           Fidelity Stock Selector Fund, 62,264 units               1,352,952          1,484,997

    Fidelity              Fidelity FID Global Balanced Fund, 28,105
    Investments               units                                                  361,028            375,479

    Fidelity
    Investments           Fidelity U.S. Equity Index Fund, 33,776 units              826,691            910,257

    Fidelity              Fidelity Retirement Money Market Fund,
    Investments               6,468,564 units                                      6,468,564          6,468,564

    Marshall & Isley      Marshall & Isley Money Market Fund, 505,231
                              units                                                  505,231            505,231

                          Participant loans                                          867,995            867,995
                                                                                ------------         ----------

                                                                                $ 30,949,826         34,023,329
                                                                                ============         ==========

See accompanying independent auditors' report.

                                   Schedule 2

                              DEL WEBB CORPORATION
                            RETIREMENT SAVINGS PLAN

                 Item 27d - Schedule of Reportable Transactions

                          Year ended December 31, 1996

                                                                                    Current
                                                                                    Value of
                                                                                    Asset on
                               Number                                                Trans-
      Description            of Trans-      Purchase      Selling      Cost of       action        Net
       of Asset               actions         Price        Price        Asset         Date         Gain
-----------------------      ---------      ---------    ---------    ---------    ---------     --------
Fidelity Puritan                255        $1,985,342    1,113,135    1,035,822    1,113,135       77,313
Fidelity Magellan               350         3,112,112    2,251,514    2,149,308    2,251,514      102,206
Fidelity Contra Fund            173         1,694,127      437,115      416,716      437,115       20,399
Fidelity Growth &
   Income                       279         2,701,204    1,239,689    1,087,129    1,239,689      152,560
Fidelity Retirement
   Money Market                 339         4,016,338    3,221,448    3,221,448    3,221,448           --
Fidelity U.S. Equity
   Index                        133           840,222      603,534      491,468      603,534      112,066

See accompanying independent auditors' report.

                                   SIGNATURES
                                   ----------


         Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Del Webb Corporation Retirement Savings Plan have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                          DEL WEBB CORPORATION
                                          RETIREMENT SAVINGS PLAN



                                          By /s/ Lynn Schuttenberg
                                            ------------------------

                                          Name:  Lynn Schuttenberg

                                          Title:   Chairman of Benefits Advisory
                                                   Committee


Dated:  June 27, 1997

                                INDEX TO EXHIBITS



                                                           Page in Sequential
                                                           Numbering System in
                                                           Manually Signed
    Exhibit                                                Original on Which
    Number       Description                               Exhibits May Be Found
    ------       -----------                               ---------------------

      23         Consent of KPMG Peat Marwick LLP